Veris Gold Announces Start of Production at Starvation Canyon Mine

Vancouver, BC – April 8, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is proud to announce that production at its third underground gold mine, Starvation Canyon, commenced on April 7, 2013. Starvation Canyon is part of the Jerritt Canyon Operations located in Elko County, Nevada and operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp. (the “Company” or “Veris”).

On April 6, 2013 the Company completed the ventilation raise and secondary escapeway required to allow Starvation Canyon to begin production. The development of two zones and three production levels has also been completed during this time, with total development of 1,035 metres (3,394 feet) completed to date. In April the plan is to produce 9,000 tons of ore averaging 0.15 ounce per ton and the operation will then ramp up to 600 tons per day by the end of June averaging 0.24 ounce per ton.

Randy Reichert, Co-CEO and COO of Veris stated, “We are very excited about bringing Starvation Canyon into production, the first mine to come into production at Jerritt Canyon since 2004. The contractor, Small Mine Development, has done an incredible job in developing the mine which is on schedule and on budget. The portal was started in late November and just over four months later the mine is already producing ore. Production at Starvation Canyon is a key element to the 2013 production plan for Jerritt Canyon Operations and this mine is expected to produce 160,000 tons this year at an average grade of 0.23 ounce per ton.”

This news release was reviewed and approved by the Company's COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.